EXHIBIT 99.1

Endeavour Silver Appoints Rex McLennan as Chairman

VANCOUVER, British Columbia, Aug. 29, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces that its Board of Directors (the “Board”) has appointed the Company’s Lead Director, Rex McLennan, as Chairman of the Board. Mr. McLennan steps into the Chairman position to replace former Executive Chairman, Bradford Cooke, who passed away suddenly and unexpectedly last week (see news releases dated August 18 and August 24, 2022).

Rex McLennan joined the Company as an Independent Director in June 2007, appointed as Chair of the Audit Committee. As an Independent Corporate Director, he has chaired the audit committees of a number of publicly traded companies, and was appointed Lead Director for Endeavour in May 2021; chairing the Corporate Governance and Nominating committee, as well as serving on the Audit and Safety & Sustainability committees. He is a past Director of Pinnacle Renewable Energy Inc, Boart Longyear Ltd, and the World Gold Council, London UK.

His professional and executive career spans over 40 years including C-level executive positions serving as Chief Financial Officer for Viterra, prior to its acquisition by Glencore PLC in 2012, and Placer Dome, a global mining company acquired by Barrick Gold in 2006; with an earlier career with Imperial Oil, a major subsidiary of Exxon.

Mr. McLennan holds a Master of Business Administration from McGill University in Finance/Accounting and a Bachelor of Science in Mathematics/Economics from the University of British Columbia. He also holds the ICD.D designation from the Institute of Corporate Directors.

“Rex has been a Director of Endeavour Silver for 15 years and we have benefitted tremendously from his guidance during this time,” said Dan Dickson, CEO of Endeavour Silver. “He has been instrumental in the evolution of the Company and exemplifies our vision in sustaining growth for all of our stakeholders.”

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal of becoming a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.
Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com
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